UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On April 7, 2025, Noam Band was appointed the Chief Executive Officer of XTL Biopharmaceuticals Ltd. (“XTL” or the “Company”). Mr. Band replaces Shlomo Shalev who will continue to serve as the Chairman of the Company’s Board of Directors. In accordance with the Israeli Companies Law, Mr. Band’s compensation is subject to shareholder approval.

Most recently, Mr. Band has served as the Chief Executive Officer of Monitor2Heart. From 2020 through its acquisition in 2023 he served as a board advisor to 7digital Group plc (formerly AIM: 7DIG), contributing to its strategic direction and corporate governance. Mr. Band served as the Chairman and Chief Executive Officer of Gix Internet Ltd. (formerly Algomizer Ltd.) (TASE:GIX) from 2013 to 2020 and as a Chairman of Viewbix Inc. (OTCMKTS: VBIX) from 2018 to 2020. Additionally, Mr. Band has served as the Chief Executive Officer of Timest, Mobillion, and Dotomi (acquired by ValueClick). He holds an MBA and a B.A. in Economics from The Hebrew University of Jerusalem.

On April 7, 2025, the Company issued a press release entitled “XTL Names Mr. Noam Band as its New Chief Executive Officer”. A copy of this press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: April 7, 2025	By:	/s/ Noam Band

Chief Executive Officer

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